Mail Stop 7010

      July 27, 2005

Mr. John C. Regan
PDG Environmental, Inc.
1386 Beulah Road, Building 801
Pittsburgh, Pennsylvania 15235

      Re:	PDG Environmental, Inc.
		Form 10-K/A#2 for the Fiscal Year Ended January 31, 2005
      Filed June 10, 2005
      Form 10-Q for the Fiscal Quarter Ended April 30, 2005
      Form 8-K Filed July 7, 2005
      File No. 0-13667

Dear Mr. Regan:

      We have reviewed your response letter dated June 9, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K/A#2 FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

Consolidated Statements of Operations, page F-4

1. We note your response to comment 5 from our letter dated June
1,
2005 and disagree with your assessment. We read that you believe that SFAS 144 only contemplates disposals of asset groups with separately identifiable cash flows and therefore is not applicable to your circumstance. Please note that paragraph 41 of SFAS 144, which indicates how to report discontinued operations, does provide guidance on circumstances where the assets that are being disposed have separable cash flows from the rest of the entity. However, paragraph 45 of SFAS 144, to which we referred you in our previous letter, indicates how to report gains or losses on the sale of a long-lived asset that is not a "component of an entity" and therefore does not have separable cash flows. It remains unclear to us how the guidance in paragraph 45 does not apply to your situation. Please provide us with additional accounting guidance to support your current classification of gains on the sale of fixed assets. Alternatively, please confirm to us that you will reclassify these gains as part of the subtotaled caption income from continuing operations in future filings.

FORM 10-Q FOR THE PERIOD ENDED APRIL 30, 2005

Management`s Discussion and Analysis, page 10
Liquidity and Capital Resources, page 11

2. We note that you provide a brief analysis of the underlying factors behind your cash flows from investing activities and cash flows from financing activities. It is unclear to us why you have not provided a similar analysis of the factors behind your cash flows from operating activities. Please revise future quarterly and annual
Exchange Act filings to provide a brief analysis of the factors behind your cash flows from each of the three major cash flow categories.

FORM 8-K FILED JULY 7, 2005

3. We read in your Form 8-K that you entered into two private placements for your stock on July 1, 2005. We also note that you intend to file registration statements in the near future to register the common stock underlying these private placements. Please provide us with the following information about your accounting for these transactions:

* For the Common Private Placement, please tell us how you have accounted for the stock warrants that you sold. If you have allocated any of the proceeds from this transaction to additional paid in capital for these stock warrants, please quantify that amount for us and provide us with a brief description of your methodology for determining the fair value of the warrants.

* For the Preferred Private Placement, please tell us how you have accounted for both the preferred stock and the stock warrants that you sold. If you have allocated any of the proceeds from this transaction to additional paid in capital for these stock warrants, please quantify that amount for us and provide us with a brief description of your methodology for determining the fair value of the warrants. Additionally, provide us with your analysis of the beneficial conversion feature that appears to be contained in this preferred stock, and tell us how you have accounted for this beneficial conversion feature. Refer to EITF 98-5 and EITF 00-27.

* We note that your preferred stock pays a dividend of 8% of the face value per share per annum. When you discuss this preferred stock in future filings, please also disclose the effective dividend rate paid on this stock.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. John C. Regan
PDG Environmental, Inc.
July 27, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE